SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✔	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding progress update on external guarantees of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 25, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
Progress Update Announcement on External Guarantees
This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 January 2021

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

China Petroleum & Chemical Corporation
Progress Update Announcement on External Guarantees
The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) published the External Guarantee Announcement on 16 April 2020 (the “External Guarantee Announcement”) and the Progress Update Announcement on External Guarantees on 4 June 2020 in relation to the proposed provision of performance guarantee and/or financing guarantee by Sinopec Corp. to SOIHL Hong Kong Holding Limited (“SOIHL HK”), Amur Gas Chemical Complex Limited Liability Company (“AGCC”) and Sinopec Chemical Commercial Holding (Hong Kong) Company Limited (“Chemical Commercial Hong Kong”) for performing obligations and financing in Project Amur and the progress update thereof.
Unless the announcement states otherwise, the terms used herein shall have the same meanings as defined in the External Guarantee Announcement and the subsequent relevant publications of the Company.
The Company has executed relevant agreement in relation to the performance guarantee under the Engineering Service Agreement, details of which are set out below:
In order to guarantee that AGCC will perform the obligations under the Ethylene Cracking EPSS (Engineering, Procurement and Site Service) Engineering Service Agreement in a timely manner, the Company has recently executed a payment guarantee deed (the “Payment Guarantee Deed”) with Sibur and engineering service provider. When AGCC fails to perform the obligations under the Engineering Service Agreement in a timely manner, the Company will assume its guarantee liabilities, the maximum guarantee amount of which shall not exceed approximately EUR420 million. The term of guarantee shall expire upon the full performance of the obligations under the Engineering Service Agreement such as payment obligation etc., 30 June 2026 at the latest or the return of the original Payment Guarantee Deed by engineering service provider to the Company (whichever of the aforesaid three dates occurs the earliest).

With respect to the significant progress of the Guarantee, the Company will perform the disclosure obligations in a timely manner in accordance with the relevant regulations.

By Order of the Board
Huang Wensheng
Vice President and Secretary to the Board of Directors
25 January 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 25, 2021